EXHIBIT 99.1

O2Micro Reports Third Quarter Financial Results

GEORGE TOWN, Grand Cayman, Nov. 2, 2011 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM) reported its financial results today for the third quarter of fiscal 2011, ending September 30, 2011.

Financial Highlights for the Third Quarter ending September 30, 2011:

O2Micro International Limited reported revenue of $32.0 million for the third quarter of 2011. Revenue was down 1% from the prior Q2 period. The gross margin was 55.5% in Q3 2011 and it was 175 basis points lower than Q2 2011. GAAP operating expenses rose from $15.6 million in Q2 2011 to $16.5 million in Q3 2011. The corresponding GAAP operating margins for the respective quarters were 9% and 4%. These results from operations yielded GAAP net income that declined from $3.0 million in Q2 2011 to $1.4 million in Q3 2011. The corresponding GAAP net income per fully diluted ADS was $0.09 and $0.04 for the respective Q2 and Q3 2011 periods.

Financial Highlights for the Nine Months ending September 30, 2011:

O2Micro International Limited produced revenue of $95.6 million for the nine months ending September 30, 2011. Revenue was down 11% from the comparable nine months of 2010. The gross margin was 57.4% for the first nine months of 2011 and 61.7% for the corresponding period of 2010. GAAP operating expenses were $47.4 million during the first nine months of 2011 and $46.4 million through the first nine months of 2010. Corresponding GAAP operating margins were 8% and 19%, respectively. The GAAP net income was $7.5 million during the first nine months of 2011 and $12.8 million through the first nine months of 2010. Corresponding net income per fully diluted ADS was $0.22 and $0.36, respectively.

Supplementary Data:

The company ended the third quarter of 2011 with $119.1 million in unrestricted cash and short-term investments or $3.60 per outstanding ADS. The accounts receivable balance was $14.0 million and represented 41 days sales outstanding at the end of Q3 2011. Inventory was $9.3 million or 66 days and turned over 5.5 times during Q3 2011. As of September 30, 2011, the company had $130.8 million in working capital and the book value was $185.4 million, or $5.60 per outstanding ADS.

As of September 30, 2011, O2Micro International Limited counted 765 employees, including 422 engineers.

Management Commentary:

Sterling Du, Chairman and CEO, commented, "We are successfully diversifying our business. We continue to be a leader in backlighting, our DC/DC products are gaining market acceptance, and our investment in general lighting is showing great promise."

Conference Call: O2Micro will hold its third quarter conference call today, November 2, 2011, at 7:00 a.m. PDT, 10:00 a.m. EDT. You may participate using the following dial-in information.

In the US and CANADA:	800-227-9428, passcode # 9100437
INTERNATIONAL participants:	785-830-1925, passcode # 9100437

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, passcode # 9100437
INTERNATIONAL participants:	719-457-0820, passcode # 9100437

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the company's website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 17,633 patent claims granted, and over 18,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

NET SALES	$32,046	$33,775	$95,617	$107,602

COST OF SALES	14,265	12,857	40,696	41,199

GROSS PROFIT	17,781	20,918	54,921	66,403

OPERATING EXPENSES (INCOME)
Research and development (1)	8,452	7,734	25,046	22,920
Selling, general and administrative (1)	8,094	7,740	23,213	23,526
Litigation income	--	--	(850)	--
Total Operating Expenses	16,546	15,474	47,409	46,446

INCOME FROM OPERATIONS	1,235	5,444	7,512	19,957

NON-OPERATING INCOME
Interest income	320	241	883	722
Foreign exchange gain (loss) – net	207	(184)	7	(175)
Other – net	(12)	16	122	(11)
Total Non-operating Income	515	73	1,012	536

INCOME FROM CONTINUING OPERATIONS BEFORE	1,750	5,517	8,524	20,493
INCOME TAX

INCOME TAX EXPENSE	279	449	942	1,271

NET INCOME FROM CONTINUING OPERATIONS	1,471	5,068	7,582	19,222

LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX (1)	36	3,380	40	6,384

NET INCOME	1,435	1,688	7,542	12,838

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	(449)	1,063	626	1,179
Unrealized gain on available-for-sale securities	622	740	255	1,994
Unrealized pension gain	4	2	12	5
Total Other Comprehensive Income	177	1,805	893	3,178

COMPREHENSIVE INCOME	$1,612	$3,493	$8,435	$16,016

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$0.04	$0.15	$0.23	$0.56
Discontinued operations	--	(0.10)	--	(0.19)
	$0.04	$0.05	$0.23	$0.37

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$0.04	$0.15	$0.22	$0.54
Discontinued operations	--	(0.10)	--	(0.18)
	$0.04	$0.05	$0.22	$0.36

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	33,070	33,576	33,285	34,355
Diluted (in thousands)	33,678	34,491	34,121	35,282

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$236	$232	$976	$707
Selling, general and administrative	$614	$798	$1,918	$2,180
Discontinued operations	$ --	$15	$ --	$53

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	September 30,	December 31,
	2011	2010
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$29,805	$42,277
Restricted cash	168	562
Short-term investments	89,330	68,728
Accounts receivable – net	14,036	13,239
Inventories	9,275	13,683
Prepaid expenses and other current assets	2,040	2,434
Total Current Assets	144,654	140,923

LONG-TERM INVESTMENTS	20,948	20,676

PROPERTY AND EQUIPMENT – NET	28,271	29,739

OTHER ASSETS
Intangible assets	1,648	1,936
Other Assets	4,762	4,360
Total Other Assets	6,410	6,296

TOTAL ASSETS	$200,283	$197,634

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$5,855	$8,299
Income tax payable	583	494
Accrued expenses and other current liabilities	7,401	8,031
Total Current Liabilities	13,839	16,824

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	592	679
Long-term income tax liabilities	302	302
Other liabilities	129	129
Total Other Long-Term Liabilities	1,023	1,110

Total Liabilities	14,862	17,934

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,655,496,600 and 1,675,021,100 shares as of September 30, 2011 and December 31, 2010, respectively	33	34
Additional paid-in capital	136,018	135,703
Retained earnings	41,282	36,937
Accumulated other comprehensive income	8,495	7,602
Treasury stock – 4,282,500 and 5,000,000 shares as of September 30, 2011 and December 31,	(407)	(576)
2010,respectively
Total Shareholders' Equity	185,421	179,700

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$200,283	$197,634
CONTACT: Gary E. Abbott
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: gary.abbott@o2micro.com